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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. N/A)*


                               AMERICAN SOFTWARE
                                (Name of Issuer)


                                    CLASS A
                         (Title of Class of Securities)


                                   0298683109
                                 (CUSIP Number)


                                OCTOBER 29, 2003
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ X ]  Rule 13d-1(b)
    [   ]  Rule 13d-1(c)
    [   ]  Rule 13d-1(d)


---------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

Schedule 13G

CUSIP NO.  029683109                                               Page 1  of 4


  (1)     NAMES OF REPORTING PERSONS

          SPRUCEGROVE INVESTMENT MANAGEMENT LTD.
          181 University Avenue, Suite 1300
          Toronto, Ontario, Canada M5H 3M7

          JOHN WATSON
          181 University Avenue, Suite 1300
          Toronto, Ontario, Canada M5H 3M7

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          N/A
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ X ]
          (See Instructions)                                        (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          SPRUCEGROVE INVESTMENT MANAGEMENT LTD. - ONTARIO, CANADA
          JOHN WATSON - CANADIAN
          ---------------------------------------------------------------------

                       (5)    SOLE VOTING POWER
                              JOHN WATSON - 0 SHARES
  NUMBER OF                   SPRUCEGROVE INVESTMENT MANAGEMENT LTD. - 0 SHARES
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)    SHARED VOTING POWER
  OWNED BY                    NONE
    EACH               --------------------------------------------------------
  REPORTING            (7)    SOLE DISPOSITIVE POWER
 PERSON WITH                  JOHN WATSON - 0 SHARES
                              SPRUCEGROVE INVESTMENT MANAGEMENT LTD. - 0 SHARES
                       --------------------------------------------------------
                       (8)    SHARED DISPOSITIVE POWER
                              NONE
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0 SHARES
          ---------------------------------------------------------------------

 (10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES (See Instructions)                                       [   ]
          N/A
          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          0%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON (See Instructions)
          SPRUCEGROVE INVESTMENT MANAGEMENT LTD. - IA
          JOHN WATSON - IN
          JOHN WATSON - HC
          ---------------------------------------------------------------------

Schedule 13G
                                                                     Page 2 of 4


ITEM 1.

         (a)  Name of Issuer        AMERICAN SOFTWARE

         (b)  Address of Issuer's Principal
              Executive Offices              470 EAST PACES FERRY ROAD NE
                                             ATLANTA, GA 30305
                                             UNITED STATES

ITEM 2.

         (a)  Name of Person Filing      SPRUCEGROVE INVESTMENT MANAGEMENT LTD.
                                         JOHN WATSON

         (b)  Address of Principal
              Business Office            SPRUCEGROVE INVESTMENT MANAGEMENT LTD.
                                         181 UNIVERSITY AVENUE, SUITE 1300
                                         TORONTO, ONTARIO, CANADA  M5H 3M7

                                         JOHN WATSON
                                         181 UNIVERSITY AVENUE, SUITE 1300
                                         TORONTO, ONTARIO, CANADA  M5H 3M7

         (c)  Citizenship           SPRUCEGROVE INVESTMENT MANAGEMENT LTD - N/A
                                    JOHN WATSON - CANADIAN

         (d)  Title of Class of Securities  CLASS A

         (e)  CUSIP Number 029683109


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.40.13D-L(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

         (a) [ ]   Broker or dealer registered under section 15 of the Act
                   (15 U.S.C. 78o).
         (b) [ ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C.78c).
         (c) [ ]   Insurance company as defined in section 3(a)(19) of the Act
                   (15 U.S.C. 78c).
         (d) [ ]   Investment company registered under section 8 of the
                   Investment Company Act of 1940 (15 U.S.C. 80a-8).
         (e) [ ]   An investment adviser in accordance withss.240.13d-l
                   (b)(1)(ii)(E);
         (f) [ ]   An employee benefit plan or endowment fund in accordance
                   with ss.240.13d-l(b) (1 )(ii)(F);
         (g) [ ]   A parent holding company or control person in accordance with
                   ss.240.13d-l(b) (1 )(ii)( G);
         (h) [ ]   A savings associations as defined in Section 3(b) of the
                   Federal Deposit Insurance Act (12.S.C. 1813);
         (i) [ ]   A church plan that is excluded from the definition of
                   an investment company under section 3(c)(14) of the
                   Investment Company Act of 1940 (15 U.S.C. 80a3);
         (j) [X]   Group, in accordance withss.240.13d-l(b)(I)(ii)(J).

ITEM 4.  OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)  Amount beneficially owned:    0 SHARES

         (b)  Percent of class:     0.00%



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Schedule 13G
                                                                     Page 3 of 4


(c)  Number of shares as to which the person has:

     (i)   Sole power to vote or to direct the vote    JOHN WATSON - 0 SHARES
                                                       SPRUCEGROVE INVESTMENT
                                                       MANAGEMENT LTD - 0 SHARES

     (ii)  Shared power to vote or to direct the vote  NONE

     (iii) Sole power to dispose or to direct the disposition of
                                                          JOHN WATSON - 0 SHARES
                                                          SPRUCEGROVE INVESTMENT
                                                          MANAGEMENT LTD - 0
                                                          SHARES

     (iv)  Shared power to dispose or to direct the disposition of       NONE


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS         N/A

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.  N/A

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
SECURITY REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.       N/A

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1 (b) (l)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         SPRUCEGROVE INVESTMENT MANAGEMENT LTD. - IA
         JOHN WATSON - IN
         JOHN WATSON - HC

If a group has filed this schedule pursuant to '240.13d-1(b)(l)(ii)(J), so indicate under Item 30) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to '240.13d-1 ( c) or '240.13d-1 (d), attach an exhibit stating the identity of each member of the group.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP     N/A

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.


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Schedule 13G
                                                                     Page 4 of 4

ITEM 10. CERTIFICATION

         (a) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(b):

                      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         (b) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(c):

                      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   February 4, 2004
                                          -----------------------------------
                                                         Date

                                                    /s/ Blake Murhy
                                          -----------------------------------
                                                       Signature

                                          BLAKE MURHY/CHIEF FINANCIAL OFFICER
                                          -----------------------------------
                                                      Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d- 7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 V.S.C. 1001)